Mail Stop 6010

April 17, 2007

Mr. John Ornell
Chief Financial Officer
Waters Corporation
34 Maple Street
Milford, Massachusetts 01757

       RE: **Waters Corporation**
                Form 10-K for the year ended December 31, 2006
                File No. 1-14010

Dear Mr. Ornell:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant